Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

SERIES A CONVERTIBLE PREFERRED STOCK

OF

TALOS ENERGY INC.

The undersigned, William S. Moss III, Senior Vice President, General Counsel and Secretary of Talos Energy Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

1. Pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate”), the Board is authorized to provide for the issuance of up to 30,000,000 shares of preferred stock of the Corporation, par value of $.01 per share (the “Preferred Stock”), of which none are presently issued and outstanding, by filing a certificate of the voting powers (if any), designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, pursuant to the applicable provisions of the DGCL, as are stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by the Board.

2. Pursuant to Section 151 of the DGCL and the authority expressly vested by the Certificate, the following resolutions were duly adopted by the Board on February 19, 2020:

WHEREAS, the Certificate provides for the issuance from time to time of Preferred Stock in one or more series;

WHEREAS, the Board is authorized to fix the voting powers (if any), designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, pursuant to the applicable provisions of the DGCL; and

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to create, provide for the issuance of, fix the voting powers (if any), designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of, if any, and fix other matters relating to, a series of the Preferred Stock designated as “Series A Convertible Preferred Stock,” which shall consist of 110,000 shares, par value of $.01 per share.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby create and provide for the issuance of a series of Series A Convertible Preferred Stock and does hereby fix the voting powers (if any), designations, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, and other matters relating to the shares of Series A Convertible Preferred Stock as follows:

Section 1. Liquidation.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and other liabilities of the Corporation and payment or setting aside for payment of any preferential amount due to the holders of any other class or series of stock, the holders of the Series A Convertible Preferred Stock shall be entitled to receive a payment of $.01 per share of Series A Convertible Preferred Stock in preference (the “Liquidation Preference”) to the holders of, and before any payment or distribution is made on, any stock ranking junior to the Series A Convertible Preferred Stock, including, without limitation, on the Corporation’s common stock, par value of $.01 per share (the “Common Stock”). Following the payment of the Liquidation Preference, the holders of the Series A Convertible Preferred Stock shall be entitled to receive the amount that such holders would have been entitled to receive if the Series A Convertible Preferred Stock were fully converted (disregarding for such purpose any conversion limitations hereunder) to Common Stock at the Conversion Ratio (as defined below), which amounts shall be paid pari passu with all holders of Common Stock.

(b) In the event the assets of the Corporation available for distribution to the holders of shares of Series A Convertible Preferred Stock upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to Section 1(a), proportionate distributable amounts shall be paid on account of the shares of Series A Convertible Preferred Stock, equally and ratably, in proportion to the full distributable amounts for which holders of Series A Convertible Preferred Stock and of any stock that ranks on parity with the Series A Convertible Preferred Stock are entitled upon such liquidation, dissolution or winding up.

(c) Any distribution in connection with the liquidation, dissolution or winding up of the Corporation, or any bankruptcy or insolvency proceeding, shall be made in cash to the extent possible. Whenever any such distribution shall be paid in property other than cash, the value of such distribution shall be the fair market value of such property as determined in good faith by the Board.

Section 2. Voting. Except as otherwise expressly required by law, the holders of Series A Convertible Preferred Stock shall have no voting rights, including the right to elect any directors, and their consent shall not be required for taking any corporate action, except for any voting rights (including with respect to corporate actions) required by the DGCL or the Certificate. For the avoidance of doubt, the holders of Series A Convertible Preferred Stock shall have the right to vote as a class on any increase or decrease in the authorized shares of Series A Convertible Preferred Stock.

Section 3. Automatic Conversion. Each share of Series A Convertible Preferred Stock shall automatically, and without any further action on the part of the holder thereof, convert into a number of shares of Common Stock equal to the Conversion Ratio immediately following the expiration of the 20 calendar day period commencing on the stated date of distribution to the Corporation’s stockholders in accordance with Rule 14c-2 of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended, of a definitive Information Statement on Schedule 14C filed by the Corporation with the Securities and Exchange Commission relating to the conversion of the Series A Convertible Preferred Stock.

Section 4. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series A Convertible Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Conversion Ratio multiplied by the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged; provided, however, that in connection with any merger, combination or other transaction contemplated by this Section 4 solely among or between the Corporation and one or more subsidiaries of the Corporation, each share of Series A Convertible Preferred Stock shall be exchanged for a share of senior preferred stock in the ultimate surviving parent entity in such transaction, having substantially the same designations, relative rights and preferences as the Series A Convertible Preferred Stock.

Section 5. Other Provisions.

(a) Best Efforts. The Corporation shall use its best efforts to effect the automatic conversion as provided in Section 3 above.

(b) Record Holders. The Corporation and its transfer agent, if any, for the Series A Convertible Preferred Stock may deem and treat the record holder of any shares of Series A Convertible Preferred Stock as reflected on the books and records of the Corporation as the sole, true and lawful owner thereof for all purposes, and neither the Corporation nor any such transfer agent shall be affected by any notice to the contrary.

(c) Reservation and Authorization of Common Stock. The Corporation covenants that, so long as any shares of Series A Convertible Preferred Stock remain outstanding, the Corporation will at all times reserve and keep available, from its authorized and unissued Common Stock solely for issuance and delivery upon the conversion of the shares of Series A Convertible Preferred Stock and free of preemptive rights, such number of shares of Common Stock as from time to time shall be issuable upon the conversion in full of all outstanding shares of Series Convertible

Preferred Stock. The Corporation further covenants that it shall, from time to time, take all steps necessary to increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of Common Stock remaining unissued would otherwise be insufficient to allow delivery of all of the shares of Common Stock when deliverable upon the conversion in full of all outstanding shares of Series A Convertible Preferred Stock. The Corporation covenants that all shares of Common Stock will, at all times that shares of Series A Convertible Preferred Stock are convertible, be duly approved for listing subject to official notice of issuance on each securities exchange, if any, on which the Common Stock is then listed.

(d) Fractional Shares. No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of the Series A Convertible Preferred Stock. Instead of any fractional shares of Common Stock that would otherwise be issuable upon conversion of any shares of the Series A Convertible Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to that fractional interest of the then current market price of Common Stock.

Section 6. Restriction and Limitations. Except as required by law so long as any shares of Series A Convertible Preferred Stock remain outstanding, the Corporation shall not, without the written consent of the holders of at least a majority of the then outstanding shares of the Series A Convertible Preferred Stock, take any action which would adversely and materially affect any of the preferences, limitations or relative rights of the holders of Series A Convertible Preferred Stock.

Section 7. Dividends and Stock Splits.

(a) The holders of the Series A Convertible Preferred Stock shall be entitled to receive, with respect to any distribution of cash or other property made to holders of Common Stock, the amount that such holders of Series A Convertible Preferred Stock would have been entitled to receive if the Series A Convertible Preferred Stock were fully converted (disregarding for such purpose any conversion limitations hereunder) to Common Stock at the Conversion Ratio on the record date for such distribution.

(b) If the Corporation, at any time while shares of the Series A Convertible Preferred Stock are outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock or Common Stock equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the number of shares of Common Stock issuable upon conversion in Section 3, which is initially 100 (as it may be adjusted in accordance with this paragraph, the “Conversion Ratio”) shall be modified by multiplying the Conversion Ratio by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately after such event, and of which the denominator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event. Any adjustment made pursuant to this Section 7 shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. Successive adjustments in the Conversion Ratio shall be made whenever any event specified above shall occur.

RESOLVED, FURTHER, that the Chief Executive Officer, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation of Preferences, Rights and Limitations (this “Certificate of Designation”) in accordance with the foregoing resolutions and the applicable provisions of the DGCL.

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IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation this 27th day of February, 2020.

/s/ William S. Moss III
Name:	William S. Moss III
Title:	Senior Vice President, General Counsel and Secretary

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CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS